UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2013

(Commission File. No 0-30718).

SIERRA WIRELESS, INC., A CANADIAN CORPORATION
(Translation of registrant’s name into English)

13811 Wireless Way Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes:      ____      No:    X

Sierra Wireless to Report Third Quarter 2013 Results November 7

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 24, 2013--Sierra Wireless (NASDAQ: SWIR) (TSX: SW) will release financial results for the quarter ended September 30, 2013 after market close on Thursday, November 7, 2013. Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results at 5:30 PM Eastern time the same day. A live slide presentation will be available for viewing during the call from the link provided below.

Conference call

To participate in this conference call, please dial the following number approximately 10 minutes prior to the starting time:

Toll-free (Canada and US): 1-877-201-0168

Alternate number: 1-647-788-4901

Conference ID: 7687072

For those unable to participate in the live call, a replay will be available until November 29, 2013. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.

Webcast

A webcast presentation will also be available for viewing in conjunction with the conference call. To access the webcast, please follow the link below:

Sierra Wireless Q3 2013 Financial Results Webcast

If the above link does not work, please copy and paste the following URL into your browser: http://www.snwebcastcenter.com/webcast/sierrawireless/2013q3.

The webcast will remain available at the above link for one year following the call.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the global leader in machine-to-machine (M2M) devices and cloud services, delivering intelligent wireless solutions that simplify the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure M2M cloud services. Customers worldwide, including OEMs, enterprises, and mobile network operators, trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 850 employees globally and has R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Sierra Wireless
Sharlene Myers, +1 (604) 232 1445
smyers@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date:	October 24, 2013